February 17, 2010

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:          Global Geophysical Services, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed January 19, 2010

File No. 333-162540

Dear Mr. Schwall:

Global Geophysical Services, Inc. (the “Company”), hereby submits the following responses to your letter dated February 4, 2010, containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on January 19, 2010, File No. 333-162540. For your convenience, the Company has reproduced your comments in this letter in bold italics typeface, and has made its corresponding responses below the applicable comment in normal typeface. Page references contained in the Company’s responses are to the amended pages of the prospectus that are being submitted to the Staff on a supplemental basis with this letter. The Company respectfully requests that the Staff advise the Company at its earliest convenience whether the Company’s responses adequately address each of the Staff’s comments.

General

1.             File all remaining exhibits as soon as possible and allow time for staff review and comment.  We will issue under separate cover comments relating to your recent confidential treatment request.  All outstanding items including the request must be resolved prior to your requesting.

Response:             The Company has filed all remaining exhibits other than the underwriting agreement and the legal opinion with this amendment.  The Company has also responded to the comments to the confidential treatment request under separate cover.

Inside Front Cover Page — Photographs/Artwork

2.             We note that you have added a photograph to the version of the prospectus that you filed with the most recent amendment.  If you intend to include artwork or a photograph on the inside front cover or elsewhere in the document, it should be clear to the reader by the concise textual explanation that accompanies the material what it is that is being depicted.  Moreover, such materials typically are limited to a company’s products or services and should not include another company’s products or services.  We may have additional comments once you provide accompanying text.

Response:             The Company has added artwork to both the inside front cover as well as the inside back cover of the prospectus. Both locations include textual explanations of what is being depicted and both are representative of the services the Company provides.

Use of Proceeds, page 30

3.             Provide tabular disclosure which provides necessary detail for all proposed uses, both with and without the newly disclosed “Proposed Refinancing Transactions.”  We note the disclosure at page 5 that such transactions are not assured and are not a precondition to closing of the offering.  Therefore, provide first and with appropriate emphasis separate disclosure which does not assume the consummation.

Response:             The tabular disclosure has been added. See page 29 of the enclosed marked copy (the “Marked Copy”) of the amended registration statement.

Principal and Selling Stockholders, page 103

4.             Expand the footnote references for the directors and named executive officers to indicate briefly each individual’s current position with the company.

Response:             The footnote references have been updated to include the directors’ and named executive officers’ titles within the Company.  See page 103 of the Marked Copy.

Description of our Proposed refinancing Transactions, page 116

5.             We may have additional comments once you provide further updates to this new disclosure.

Response:             The Company has updated this disclosure to describe its anticipated financing transactions.

Exhibits

6.             It is unclear why you filed an unexecuted version of the document filed as Exhibit 10.32.  Please file final versions of all documents you file as exhibits.

Response:             We have conformed the signature page on the version of Exhibit 10.32 filed with the amended registration statement.  All documents filed as exhibits are final versions.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,

/s/ Bryce D. Linsenmayer

Bryce D. Linsenmayer

cc w/enclosures:                                                       Shannon Buskirk (SEC)

Chris White (SEC)

John Lucas (SEC)

Timothy Levenberg (SEC)